

December 1, 2010

Mr. Lloyd T. Spencer
Chief Executive Officer
Coroware, Inc.
1410 Market Street, Suite 200
Kirkland, WA 98033

> **Re:** **Coroware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed May 12, 2010**
> **File No. 000-33231**

Dear Mr. Spencer:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A-(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 14

1.   We note your disclosure that the Company's disclosure controls and procedures were effective as of December 31, 2009. We further note: 1) your disclosure on page 15 that your internal control over financial reporting was ineffective based on the fact that you were unable to timely file your 10-K for the year ending December 31, 2009; and 2) your disclosures in your 10-Q reports for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 that your disclosure controls and procedures were not effective due to lack of segregation of duties in the period-end financial reporting process. Tell us how you considered your inability to timely file your 10-K and your lack of segregation of duties in your evaluation of the effectiveness of disclosure and controls procedures as of December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief